

February 13, 2015

<u>Via E-mail</u>
Mr. Jay Peterson
Chief Financial Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

      Re: **Thermon Group Holdings, Inc.**
              Form 10-K for the fiscal year ended March 31, 2014
              Filed May 30, 2014
              File No. 001-35159

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Non-GAAP Financial Measures, page 38</u>

1.   We note you are presenting the non-GAAP measure free cash flow per share. Please explain to us why you believe this measure is a performance measure and not a liquidity measure. Discuss why you have reconciled a performance measure to "cash provided by operating activities." Additionally please explain to us why you believe your presentation of free cash flow per share in your SEC filings is consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K. Refer to Q&A 102.05 of

Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available at our website.

<u>Note 14 – Income Taxes, page 70</u>

2.   We note that during the year ended March 31, 2014, you adopted a permanent reinvestment position for most of your foreign subsidiaries. We further note from your December 31, 2014 Form 10-Q that you have released the deferred tax liabilities for taxes accrued on previously distributed foreign earnings that are no longer expected to be repatriated. Please tell us how you considered the disclosures required by FASB ASC 740-30-50-2.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief